Exhibit 99.93

Skeena Outlines Infection Prevention Strategy and

Welcomes New Team Members

Vancouver, BC (June 4, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) provides an update on actions taken in response to the COVID-19 pandemic related to exploration and development activities for the past-producing Eskay Creek and Snip projects, located in the Golden Triangle of British Columbia. The Company is also pleased to welcome Sue Craig as Advisor, Indigenous and External Relations and Norma Jean Adzich as Manager, Health, Safety and Infection Prevention.

Zero Harm Through Infection Prevention

Prior to re-initiating its Phase I drilling program on the Eskay Creek Project, the Company is implementing a vigorous and dynamic infection prevention and control strategy with the simple mandate of Zero Harm to the Company’s team members, contractors, families and communities near Skeena operations. Ultimately, Skeena is committed to a long-term, sustainable occupational and community health and safety approach that emphasizes prevention as opposed to reaction.

“Although the novel Coronavirus presents new challenges to the workflows associated with the sustained and responsible exploration and development of Eskay Creek, these challenges are not insurmountable with thorough planning and vigilant execution,” comments Paul Geddes, the Company’s Vice President, Exploration and Resource Development. “We as a Company are unreservedly committed to the health and safety of our team members and as such have self-mandated to exceed current and future guidance as set out in local community guidelines, and Provincial and Federal health authorities. In these constantly shifting times, our predictive and forward-looking team centered approach to infection prevention will allow us to responsibly generate sustained value and growth for Eskay Creek.”

The Phase I infill and exploration drill program at Eskay Creek will restart before the end of June.

New Appointment – Advisor, Indigenous and External Relations

Ms. Susan Craig is a professional geoscientist who has worked in the Yukon and BC for over 30 years, on projects ranging from the exploration and development stage, to construction and production, and final mine closure. Ms. Craig's experience includes work with publicly listed mining companies, Territorial and First Nation Governments, and industry groups.

Ms. Craig successfully led the Environmental Assessment (EA) process for NovaGold's Galore Creek project and played a key role in establishing the landmark Participation Agreement with the Tahltan Nation in 2006. During her time with Viceroy Resources, Ms. Craig was part of the team that explored, permitted and developed the Brewery Creek heap leach gold mine near Dawson City, Yukon in the early 1990s. In this role, she collaborated with the First Nation to implement one of the first Socio-economic Accords in Canada. Since 2013, Ms. Craig played a key role in implementing an Interim Measures Agreement with three Nations on the Kemess Underground Project as it was going through the BC Environmental Assessment (EA) process and recently led the EA process for Kutcho Copper.

Ms. Craig served for six years as President/CEO and Director of Northern Freegold and is currently a Director of Yukon Energy Corporation, Mining Association BC, Yukon Chamber of Mines and Centre of Excellence in Sustainable Mining and Exploration at Lakehead University. She has received several awards recognizing her contributions toward environmental stewardship and sustainable development and is the recipient of the 2017 Canadian Women in Mining Trailblazer award.

New Appointment – Manager, Health, Safety and Infection Prevention

Mrs. Adzich is a Northern BC Indigenous (Metis) Occupational Health & Safety Professional with 35 years experience in the mining, oil/gas and forestry sectors. Over the course of her career, she has provided consulting and practical implementation of first aid, health, safety and infection prevention programs. Her extensive working knowledge has been augmented while supporting exploration and mining programs in the Golden Triangle and Toodogone Areas, specifically Pretivm (Brucejack) GCMC (Galore Creek) and Cominco (Snip). She has also provided support to the Trans-Canada Pipeline and Coastal Gas Link projects.

Norma Jean holds a Certificate in Occupational Health & Safety from the University of NB, CSO with the BCCSA, and is a Licensed Paramedic with the Province of BC. She holds several other First Aid and Safety Instructor Certifications with Worksafe BC, BC Yukon Life Saving Society, BCCSA and the Canada Safety Council. Her involvement with the International Critical Incident Stress Foundation Inc, and the Bulkley Valley Critical Incident Response Team allows her to provide continued support for worker well being. Norma Jean had received the Pre-Hospital Care Award with the BC Ambulance Service, Honorable Mention for Health & Safety with NAOSH, and most recently awarded a Global BP Safety Star.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek gold-silver mine. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.